Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-162486

GOLDEN MINERALS COMPANY PRICES US$41.7 MILLION OFFERING AND ANNOUNCES

APPROVAL OF NYSE AMEX LISTING

GOLDEN, CO, March 19, 2010 (MARKETWIRE) — Golden Minerals Company (TSX: AUM) (“Golden Minerals” or “the Company”) today announced the pricing of its public offering of 4,000,000 shares of common stock at a price of US$8.50 per share.  A total of 3,652,234 shares are being offered by the Company and a total of 347,766 shares are being offered by a selling stockholder.  Moreover, the Company’s largest stockholder, The Sentient Group, has exercised its existing pre-emptive right and agreed to purchase in a private offering pursuant to Regulation S under the U.S. Securities Act of 1933, an additional 905,065 shares of common stock at the public offering price of US$8.50 per share, for a total of 4,905,065 shares sold.  The total gross proceeds from the offering and the sale of shares to Sentient will be approximately US$41.7 million, including amounts for the account of the selling stockholder.  In addition, for up to 30 days, Golden Minerals has granted the underwriters the right to purchase up to an additional 600,000 shares of common stock from the Company to cover over-allotments, which, if exercised, would entitle Sentient to purchase up to an additional 148,686 shares.

Golden Minerals also announced that it has been authorized to list its common stock on the NYSE AMEX.  Shares of the Company’s common stock will commence trading on the NYSE AMEX on March 19, 2010 under the symbol “AUMN”.  The Company’s listing on the Toronto Stock Exchange is unaffected by today’s announcement.

Dahlman Rose & Company and Canaccord Financial Ltd. acted as joint book-running managers for the offering, and Rodman & Renshaw, LLC acted as a co-manager in the offering.

The U.S. registration statement for Golden Minerals relating to these securities was declared effective by the Securities and Exchange Commission on March 18, 2010 and a final Canadian long form prospectus has also been filed with the Ontario Securities Commission.  This press release shall not constitute an offer to sell or a solicitation of an offer to buy, and there shall not be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Any offer or sale will be made only by means of a written prospectus forming part of the effective U.S. registration statement or by means of the Canadian long form prospectus. A copy of the final U.S. prospectus relating to these securities may be obtained, when available, from Dahlman Rose & Company, LLC, Attn: Prospectus Dept., 142 West 57th Street, 18th Floor, New York, NY 10019, telephone (212) 702-4521 or email ECM@dahlmanrose.com.  A copy of the Canadian long form prospectus relating to these securities may be obtained, when available, from Canaccord Financial Ltd., 161 Bay St Suite 3000, Toronto, ON Canada M5J 2S1, Attention: Amy Patel, telephone 416 869-3052 or email ecm@canaccordadams.com.

About Golden Minerals

Golden Minerals, based in Golden, Colorado, is primarily engaged in the advancement of its exploration projects and in providing mine management services. The Company has a portfolio of 35 exploration projects, primarily located in Argentina, Peru, Chile and Mexico, including the advanced-stage El Quevar project in the Salta Province of northwestern Argentina and the Zacatecas project in Mexico. Golden Minerals operates the San Cristóbal mine in Bolivia for Sumitomo Corporation under a Management Services Agreement.

SOURCE: Golden Minerals Company

GOLDEN MINERALS COMPANY

350 Indiana Street – Suite 800 – Golden, Colorado 80401 –  Telephone (303) 839-5060 –  Fax (303) 839-5907